

July 9, 2010

Room 4631

Robert K. Moskovitz
Chief Financial Officer
LEAF Equipment Leasing Income Fund III, LP
110 South Poplar Street, Suite 101
Wilmington, DE 19801

> **Re: LEAF Equipment Leasing Income Fund III, LP**
> **Form 10-Q for Quarters Ended June 30, 2008 and September 30, 2008**
> **File No. 000-53174**

Dear Mr. Moskovitz:

We have reviewed your response dated June 23, 2010 and have the following comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the quarter ended September 30, 2008

Note 5 – Investment in Leases and Notes, page 12

1. We note your response to prior comment 2 which provided us with a rollforward of your investment in leases and notes balance. Your response and rollforward did not address the sale of leases that is discussed in your note 6. Please tell us the nature of these sales and how these sales that are discussed on page 13 of your Form 10-Q are presented in your financial statements, specifically how these sales impacted your investment balance and the rollforward you provided the Staff. With regard to the sale of these leases, please tell us whether or not any purchases under the accrued repurchase liability have occurred to date and if so, please tell us the value of the repurchases made.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief